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Exor and Covéa sign Memorandum of Understanding for the sale of PartnerRe for $9 Billion (€7.7 Billion)
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Transaction would reinforce PartnerRe’s strategy, further confirming its status as one of the world’s leading reinsurers

Exor and Covéa to expand their reinsurance and investment cooperation

Paris and Amsterdam, 28 October 2021

Covéa, a leading French mutual insurer and Exor, the leading diversified holding company controlled by the Agnelli family, have signed a Memorandum of Understanding under which Covéa would, following the completion of a required consultation with works councils, enter into a definitive agreement to acquire PartnerRe (“PartnerRe” or “the Company”), the global reinsurer wholly-owned by Exor.

The cash consideration of $9.0 billion (approximately €7.7 billion) to be paid by Covéa on the closing of the transaction is based on a consolidated common shareholders’ equity value of $7 billion. Preferred Shares issued by PartnerRe and listed on the NYSE would not be included in the proposed acquisition.

The acquisition of PartnerRe is fully consistent with Covéa’s long-term strategy to anticipate the evolution of the global insurance environment through international growth and through the diversification of products, risks and geographies. The entry at scale into the global reinsurance business represents a further decisive step in the Covéa’s development, creating as it does a top tier European diversified insurance and reinsurance group.

PartnerRe, as one of the world’s leading reinsurers, is a natural partner for Covéa. The reinsurance and investment cooperation agreements implemented by Exor, PartnerRe and Covéa in August 2020 have resulted in an even greater appreciation by Covéa of the shared culture with PartnerRe of customer service excellence, deep technical expertise and underwriting discipline. This has also facilitated a close cooperation between the PartnerRe and Covéa executive and operating teams.

A transaction with Covéa would reinforce PartnerRe’s development as a great company in its industry thanks to a significant increase in the scale and capital strength that membership of a larger financial institution would bring, and the value placed on this by primary insurance clients when reinsuring their risks.

It is also envisaged that following a successful closing of the transaction, Exor and Covéa would continue their reinsurance cooperation, with Exor acquiring from Covéa interests in special purpose reinsurance vehicles managed by PartnerRe for approximately $725 million (€625 million). These vehicles will invest in property catastrophe and other short-tail reinsurance contracts underwritten by PartnerRe. Covéa, Exor and PartnerRe would also continue to invest jointly in Exor-managed funds with reinforced alignment of interests.

Commenting on the transaction, John Elkann, Chairman and Chief Executive Officer of Exor said:

“The cooperation agreement signed in the summer of 2020 with Covéa has been positive in many ways and has contributed to a strong level of mutual trust between our companies. Also, thanks to Jacques Bonneau’s leadership and the excellent work of his team, PartnerRe has further improved its performance and strengthened its distinctive capabilities. Together, these have created a new opportunity to significantly reinforce PartnerRe’s development as a global reinsurance company.”

Thierry Derez, Chairman and Chief Executive of Covéa declared:

“PartnerRe has proved in the past year the relevance of its strategy, risk management and resilience in the pandemic’s uncertain environment and the quality of its management team. Our proposed transaction comes at the right time with the insurance sector undergoing a fundamental transformation. It fits perfectly with Covéa’s growth and diversification strategy, our ability to adapt and to bring together complementary expertise, extend our geographic reach and manage risks on a global basis. It would further strengthen the excellent prospects for PartnerRe and for our Group, serving the interests of our members and clients, as well as those of our employees and partners. And all this while continuing the reinsurance and investment partnerships we have successfully developed with Exor, and maintaining strong solvency and capital flexibility.”

Jacques Bonneau, CEO of PartnerRe said:

“Our focus at PartnerRe is on building a great and diversified (re)insurance business, constantly improving every aspect of our company, our expertise and the services we provide to our clients and broker partners. A combination with Covéa represents an important opportunity to grow profitably and achieve more rapidly these objectives.”

The proposed transaction is subject to the consultation of Covéa workers councils. The parties’ intention is to sign, by the end of the year, a definitive sale agreement and for the transaction to complete in mid-2022, based on PartnerRe’s audited consolidated common shareholders’ equity as at
31 December 2021, and subject to obtaining prior approvals from the applicable regulatory and competition authorities.

Given the strong complementarity between the businesses and geographic presences of Covéa and PartnerRe, the parties do not anticipate a material impact of the contemplated transaction on employment and on customer relationships, including on Covéa’s inwards reinsurance business.

About Covéa

A French mutual insurance group, Covéa is a leader in property and liability insurance and protects one in three French households thanks to its 21,000 employees in France, who are committed to serving
11.6 million policyholders every day. With its three brands MAAF, MMA and GMF, Covéa is a solid and dynamic financial player. The Covéa group is also present internationally.

About Exor

Exor is the leading diversified holding company controlled by the Agnelli family. For over a century, Exor has built great companies and made successful investments worldwide with a culture that combines entrepreneurial spirit and financial discipline. With a Net Asset Value of over $32 billion, its portfolio is principally made up of companies in which Exor is the largest shareholder: Ferrari, Stellantis, PartnerRe, CNH Industrial, Juventus FC, The Economist, GEDI Gruppo Editoriale and SHANG XIA.

About PartnerRe

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At June 30, 2021, total assets were $28.3 billion, total capital was $9.2 billion and total shareholders’ equity was $7.2 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.

Exor Media Relations	Covéa Media Relations
Tel: +31 202 402 221	Guillemette ROLLAND
media@exor.com	presse@covea.fr